UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 17, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Duke Energy Corporation
File No. 1-32853 - CF#25188

Duke Energy Carolinas, LLC
File No. 1-04928- CF#25188

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Duke Energy Corporation and Duke Energy Carolinas, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 7, 2010.

Based on representations by Duke Energy Corporation and Duke Energy Carolinas, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.1   through October 1, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel